December 5, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549
Attn: Melissa Raminpour

Re:	Nordic American Offshore Ltd. Form 20-F for the Year Ended December 31, 2015 Filed March 23, 2016 File No. 001-36484

Dear Ms. Raminpour:
On behalf of Nordic American Offshore Ltd. (the "Company"), we submit this response to your letter dated November 29, 2016 (the "Second Comment Letter") in which the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") provided additional comments to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015 and comments on the Company's Report on Form 6-K for the nine months ended September 30, 2016 (the "Third Quarter Report").
The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Second Comment Letter.  Each response is prefaced by the text of the Staff's corresponding comment in bold text.
Item 5. Operating and Financial review and Prospects
Critical Accounting Policies
Impairment of Long-Lived Assets, page 31
1.
We note your response to prior comments 1 through 3. Although we do not object to your proposed disclosure format, we are unclear of your basis for the assumptions used, particularly considering that market cap has declined further to $65 million at November 29, 2016, and third quarter results have declined further. Please provide additional information with respect to the following:

•
Please explain and support your basis to use the average 15 year PSV rates for the North Sea from year three to the end of the vessels 25 year life in your impairment analysis. As part of your response, please cite any factual evidence or industry reports that support such cyclicality.

•
Please tell us how the rates used in your impairment analysis compare with rates used in internal budgets. To the extent they differ, please provide us with detailed explanations supporting any material differences.

•
With regard to utilization assumptions, and in light of the recent declines in utilization, please explain why you believe it is appropriate to use historical results and market averages to estimate future utilization, rather than company projections or other prospective information.

The Company advises the Staff that the PSV market is subject to significant volatility beyond the Company's control and therefore, the Company believes that using a 15-year average market rate from year three to the end of the vessel's 25-year useful life is reasonable for the market in which it operates. The Company considers this data to be a better projection of the long-term market than current rates because the market is cyclical and using historical averages provided by a third party captures high, low and average markets in an objective manner.
Industry reports, such as the monthly Clarksons Platou Offshore Offshore Support Vessels Market Report, or the publicly available Clarksons Platou Project Finance Market Report Shipping & Offshore, released June 2016, provide historical rates which illustrate the volatility and cyclicality of the PSV market.
When preparing internal budgets of future rates in the short term, the Company is using the same basis as it does in its impairment analysis, which are the rates in the market over the last two years. The Company, from time to time, uses its own achieved rates for the same period when preparing internal budgets. The Company's achieved rates are higher than the market rates used in impairment analyses and are only used when budgeting shorter periods of time.
Vessel utilization in the market correlates to charter rates in the market because low utilization indicates more vessels being available for service, thus driving rates down, and vice-versa. Therefore, the Company believes that its use of historical results and market averages to estimate future utilization, as it does for market rates, provides a consistent analysis which appropriately recognizes the volatility in the market.
Form 6-K furnished on November 15, 2016
2.
We note your disclosure of operating cash flow per share. Please remove this measure as it does not comply with the Staff's Compliance and Disclosure Interpretations (C&DIs), Question 102.05 issued by the Division of Corporation Finance on May 17, 2016.

The Company advises the Staff that it will not use the non-GAAP measure operating cash flow per share in future filings with the Commission.
3.
We also note that your definition and computation of operating cash flow differs from the typical calculation of cash flows from operating activities presented in the statement of cash flows under U.S. GAAP. Therefore, please revise the title of this non-GAAP measure so it is not confused with cash flows from operating activities.

The Company advises the Staff that it has used the term "operating cash flow" since its inception as an operating public company.  The Company is not aware of complaints from its investors or from securities analysts that the term is confusingly similar to the GAAP measure "cash flows from operating activities".  The Company recognizes the Staff's desire to avoid investor confusion as to when the investor is receiving GAAP information and when the investor is receiving non-GAAP information, the significance of the non-GAAP information to the investor, and the reasons for presenting the non-GAAP information.  The Company believes that many of its investors have used "operating cash flow" as a metric for anticipating dividend payments by the Company, and that it would be more confusing for the Company to adopt a different title for the same metric than to retain the title.  Further, the Company believes that a robust explanation that "operating cash flow" is a non-GAAP measure, coupled with a comprehensive definition and a reconciliation in the Company's future filings with the Commission would be sufficient to address the Staff's concern.

Accordingly, the Company proposes to the Staff that it include the following discussion of "operating cash flow" into its future filings with the Commission:
Definition—Non-GAAP Financial Measures
"This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission.  These non-GAAP financial measures, which included Operating Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance or liquidity prepared in accordance with GAAP, such as Cash Flows From Operating Activities.  In addition, non-GAAP measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies.  The Company believes that certain investors use this information to evaluate the Company's financial performance and liquidity."
Operating Cash Flow
"Operating cash flow represents income (loss) from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because it is an important dimension in the industry for measuring cash flow, but it is a non-GAAP measure. Certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States."
The Company advises the Staff that it proposes to continue to use the same reconciliation presentation as that contained in the Third Quarter Report.
*****
If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Sincerely,
/s/ Gary J. Wolfe
 Gary J. Wolfe
cc:           Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
Herbjørn Hansson
Chairman
Nordic American Offshore Ltd.